SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No.__)

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                                  Neal Kempler
      100 West Clarendon, Suite 2300, Phoenix Arizona 85013; (602) 240-9061
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                January 27, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 053650107                                         Page 2 of 5 Pages
          ---------


--------------------------------------------------------------------------------
1          NAME  OF REPORTING PERSONS SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSON
                   Neal A. Kempler
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)   [  ]
                                                                     (b)   [  ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
               N/A
--------------------------------------------------------------------------------
5          CHECK  BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS  REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------
    Number of          7     SOLE VOTING POWER
      Shares                      255,000
                    ------------------------------------------------------------
   Beneficially        8     SHARED VOTING POWER
     Owned by
                    ------------------------------------------------------------
       Each            9     SOLE DISPOSITIVE POWER
    Reporting                     255,000
                    ------------------------------------------------------------
      Person          10     SHARED DISPOSITIVE POWER
       With
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              255,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [  ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 100 West Clarendon Avenue, Suite 2300, Phoenix, Arizona 85013.

Item 2.   Identity and Background.

          This statement is being filed by:

          (a)    Neal Kempler.

          (b) Filing person's address: 100 West Clarendon Avenue, Suite 2300, Phoenix, Arizona 85013.

          (c)    Mr. Kempler is the Corporate Secretary of the Issuer.

          (d) During the last five years, the filing person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the filing person has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)    Mr. Kempler is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All Issuer common shares reported herein are beneficially owned by Mr. Kempler because he holds stock purchase options related to his employment with the Issuer. Mr. Kempler's ownership of the options was not acquired by purchase.

Item 4.   Purpose of Transaction.

          Mr. Kempler's options were originally issued by the Issuer to National Health Enterprises, Inc. ("NHE") in connection with the retention by the Issuer of NHE to perform management services for the Issuer pursuant to a management contract (the "Management Agreement"). NHE subsequently transferred portions of its options to Mr. Kempler for management services he performed for the Issuer.

          All of the Issuer's shares held by Mr. Kempler are held for investment purposes only. Except as described above and that Mr. Kempler is the Corporate Secretary of the Issuer, he has no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire additional shares of Common Stock or securities convertible into Common Stock. At present, Mr. Kempler contemplates that such additional shares, if any, would also be purchased for investment purposes only.

Item 5.   Interest In Securities of the Issuer.

          (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Mr. Kempler is 255,000 and 5.9%, respectively. All such shares are deemed to be beneficially owned by Mr. Kempler pursuant to Rule 13d-3 because the shares underlie presently exercisable stock purchase options owned by Mr. Kempler.

          (b)    See Items 7 through 10 on the Cover Pages of this Schedule 13D.

          (c) Mr. Kempler effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

          (i) NHE transferred 200,000 fully vested stock purchase options to Mr. Kempler on January 27, 1997 at an exercise price of $0.48 per share, which were originally granted to NHE from the Issuer.

          (d)    Not applicable.

          (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The shares reported herein are beneficially owned by virtue of fully vested stock purchase options. There are no other contracts, arrangements, understandings, or relationships among Mr. Kempler and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          1. Stock Option Grant letter issued to Neal A. Kempler, dated January 27, 1997 for the purchase of 200,000 shares of the Issuer's Common Stock.

          2. Stock Option Grant letter issued to Neal A. Kempler, dated April 30, 1994 for the purchase of 5,000 shares of the Issuer's Common Stock.

         3. Stock Option Grant letter issued to Neal A. Kempler, dated March 31, 1993 for the purchase of 50,000 shares of the Issuer's Common Stock.





                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 5____, 1997


                                                             /s/ Neal A. Kempler
                                                       -------------------------
                                                                 NEAL A. KEMPLER

EXHIBIT 1

                        NATIONAL HEALTH ENTERPRISES INC.
                              11460 Cronridge Drive
                                    Suite 120
                          Owings Mills, Maryland 21117


Neal A. Kempler
c/o Avesis Incorporated
100 West Clarendon Avenue
Suite #2300
Phoenix, Arizona  85013

                  re: Option Transfer

Dear Neal:

                  Pursuant to a Stock Option Grant (the "Grant Letter") dated March 18, 1993, National Health Enterprises Inc., a Maryland corporation ("NHE") acquired options (the "Options") to purchase up to 4,400,000 shares of the Common Stock of Avesis Incorporated, a Delaware corporation (the "Company") subject to the terms and conditions set forth in the Grant Letter. A copy of the Grant Letter is attached hereto.

                  Pursuant to Section 4 of the Grant Letter, and in consideration for services performed and to be performed on behalf of NHE in connection with the Management Agreement dated March 18, 1993 between NHE and the Company, NHE hereby transfers to you Options (the "Transferred Options") for the purchase of 200,000 shares of the Company's Common Stock. The terms and conditions of the Transferred Options shall be identical to the terms and conditions set forth In the Letter of Grant except as follows:

                  1. The options are fully vested as a result the Board of Directors resolution included in the minutes of the December 5, 1994 meeting, and are transferred as such to the optionee.

                  2. The limited transfer right set forth in Section 4 of the Letter of Grant is not available to you.

                  3. Any rights you may have under the Transferred Options shall terminate, and the Transferred Options shall once again be exercisable (if at all) solely by NHE, within 90 days after you cease performing substantial services for or on behalf of the Company, provided that your rights under the Transferred Options shall terminate immediately if the cessation is for cause, and further provided that this clause shall not extend the exercise period set forth in the Letter of Grant.

                  4. You acknowledge that the Company has advised you that all transactions associated with the Transferred Options have complex and material tax consequences, the effect of which can vary according to your personal circumstances, and that the Company has advised you to obtain independent tax advice as to all matters relating to the Transferred Options.

                  5. You acknowledge and agree to all of the terms and conditions of the attached Letter of Grant, as Modified by the above terms and conditions.

                  6. This Transfer shall be effective as of January 27, 1997.

                  Please indicate your acknowledgment and acceptance of the foregoing by executing this letter in the space indicated below.


                                 Sincerely,

                                 NATIONAL HEALTH ENTERPRISES, INC.


                                 By:    /s/ Kenneth L. Blum, Jr.
                                 -------------------------------------------
                                 Kenneth L. Blum, Jr., President

Acknowledged and accepted:


 /s/ Neal A. Kempler
----------------------------
Neal A. Kempler

                             STOCK OPTION GRANT


March 18, 1993


National Health Enterprises, Inc.
11460 Cronridge Drive
Suite 120
Owings Mills, Maryland 21117
Attention: President

                  Re:     Avesis Incorporated - Options to Acquire Common Stock

Ladies and Gentlemen:

                  This is to confirm the grant to National Health Enterprises, Inc. by Avesis Incorporated, a Delaware corporation (the "Company"), of options to acquire shares of the Company's Common Stock, subject to the following terms and conditions:

         1. Grant of Options: Effective Date. The Company grants to you options to acquire from the Company an aggregate of 4,400,000 shares of the Common Stock, $.01 par value, of the Company (the "Shares"). Each option shall be exercisable for the purchase of one Share. This grant is effective as of the date set forth above (the "Effective Date of Grant").

         2. Purchase Price. The purchase price for each Share that may be acquired upon the exercise of an option shall be determined according to the following table:


                    Options which become
                exercisable for the first time
                during the year ended March 18,               Exercise Price
                -------------------------------               --------------
                              1994                                      $.40
                              1995                                     $.432
                              1996                                     $.467
                              1997                                     $.504
                              1998                                     $.544
                              1999                                     $.588
                              2000                                     $.635
                              2001                                     $.686
                              2002                                     $.740
                              2003                                      $.80

                  The purchase price of a Share shall not increase after the year in which such Share may first be purchased.

          3. Exercise Term. Subject to Section 5 herein, the Shares may be purchased at any time after the respective vesting dates or events set forth below and on or prior to March 18, 2003:

        Number of Shares        Vesting Date or Event:
        ----------------        ----------------------

        1,400,000               March 18, 1993

        500,000 Completion of first fiscal quarter in which the Company has Profits

        500,000 Completion of the first fiscal year in which the Company has Profits

        500,000 Completion of the first fiscal year in which the Company has Profits exceeding $350,000

        500,000 Completion of the first fiscal year in which the Company has Profits exceeding $750,000

        1,000,000               Completion of the first fiscal year in which the
                                Company has Profits exceeding $1,000,000


                  More than one condition of vesting may be satisfied at the same time.

                  "Profits" of the Company in any fiscal period shall mean the Company's pretax operating profit during such period as determined in accordance with generally accepted accounting principles ("GAAP") based on the Company's books and records, and excluding (i) any profit or loss from financial transactions; (ii) any charge for compensation expense relating to these or other stock options; (iii) one-time expenses incurred to achieve Knox-Keene compliance; (iv) one-time expenses incurred in transferring computer processing to an outside vendor; (v) severance packages payable to employees terminated during 1993 (unless hired on the recommendation of NHE); and (vi) one-time lease settlement charges.

          4. Non-Transferability, The options shall not be transferable except to employees or affiliates of National Health Enterprises, Inc. performing substantial services for or on behalf of the Company or to employees of the Company in transactions complying with applicable state and federal securities laws.

          5. Vesting Requirements. (a) Except as provided in Section 5(c), options can become exercisable only during the period that National Health Enterprises, Inc. is retained to perform management services for the Company.

                    (b) Once exercisable, in accordance with the terms hereof, options shall remain exercisable until March 18, 2003 except that exercisable options shall terminate 120 days after the date (if any) that the Company terminates National Health Enterprises, Inc.'s management services agreement for cause (as defined therein) or the date that National Health Enterprises, Inc. terminates such agreement in violation of the terms thereof.

                    (c) Notwithstanding Section 5(a), if the Company terminates National Health Enterprises, Inc.'s management services agreement without cause (as defined therein), the options shall continue to become exercisable after such termination if and to the extent that the targets set forth in Section 3 are met and subject to the other terms and conditions set forth herein.

          6. Manner of Exercise. You may exercise options only by giving the Company written notice by certified mail, with return receipt requested, postage prepaid, at the following address, of your intent to exercise the options, including in such notice the number of Shares that you intend to acquire and the full consideration therefor in cash:

                               Avesis Incorporated
                             4201 North 24th Street
                                    Suite 300
                             Phoenix, Arizona 85016

          7. 0eorganizations, Etc. If the outstanding shares of the Common Stock are increased or decreased, or are changed into or exchanged for a different number or kind of shares or securities, as a result of one or more stock splits, reverse stock splits, stock dividends, spin-offs, spin-outs or other distributions of assets to shareholders, or assumption and conversion of outstanding grants due to an acquisition or the like, appropriate adjustments shall be made with respect to the options and/or the number and/or type of Shares for which the options may thereafter be exercised.

          8.       Restrictions on Shares.

          (a) Shares shall not be issued unless the issuance and delivery thereof shall comply with all relevant provisions of law including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, any applicable state securities or "Blue Sky" law or laws, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

          (b) Unless the Shares shall have been registered with the Securities and Exchange Commission pursuant to Section 5 of the Securities Act of 1933, as amended, you represent and agree that the Shares will be acquired for investment and not for resale or distribution. Upon exercise of any portion of an option, the person entitled to exercise the same shall upon request of the Company furnish evidence satisfactory to the Company (including a written and signed representation) to the effect that the Shares are being acquired in good faith for investment and not for resale or distribution. The certificates representing the Shares may bear a legend referencing applicable transfer restrictions.

           (c) No transfer of any Shares will be permitted by the Company unless any request for transfer is accompanied by evidence satisfactory to the Company that the proposed transfer will not result in a violation of any applicable law, rule or regulation, whether federal or state, including in the discretion of the Company an opinion of counsel reasonably acceptable to the Company.

          9. Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise of options. The value of any fractional share subject to an option shall be paid in cash in connection with the exercise that results in all full shares subject to the options having been exercised.

          10. Miscellaneous. You will have no rights as a shareholder with respect to the Shares until the exercise of the options and payment of the full purchase price therefor in accordance with the terms of this Letter of Grant. Nothing herein shall impose any obligation on the Company or any parent or subsidiary of the Company with respect to your continued retention to perform management services for the Company or any parent or subsidiary of the Company.

          11. Governing Law. This Letter of Grant shall be subject to and construed and enforced in accordance with the laws of the State of Arizona.

          12. Withholding. You hereby authorize the Company to withhold in accordance with applicable law from any compensation otherwise payable to you any amounts required to be withheld by federal, state or local law as a result of this option.

          Please execute the Acceptance on the enclosed copy of this Letter of Grant, date your signature and return such copy to the Company.

                                              AVESIS INCORPORATED


                                              By:    /s/ William R. Cohen
                                                ---------------------------
                                               Its: Chairman

                                   ACCEPTANCE


          The  undersigned  National  Health  Enterprises,   Inc.   understands,
acknowledges and agrees to the terms and conditions of the options granted pursuant to this Letter of Grant.


                                          NATIONAL HEALTH ENTERPRISES,
                                          INC.


                                          By:    /s/ Kenneth L. Blum, Jr.
                                             -------------------------------
                                             Its: President

                                          Date:     March 18, 1993

EXHIBIT 2


Mr. Neal Kempler

                    re: Option Transfer

Dear Neal:

                    Pursuant to a Stock Option Grant (the "Grant Letter") dated March 18, 1993, National Health Enterprises Inc., a Maryland corporation ("NHE") acquired options (the "Options") to purchase up to 4,400,000 shares of the Common Stock of Avesis Incorporated, a Delaware corporation (the "Company") subject to the terms and conditions set forth in the Grant Letter. A copy of the Grant Letter is attached hereto. Certain of the Options have been transferred to me by NHE.

                    Pursuant to Section 4 of the Grant Letter, and in consideration for services performed and to be performed on behalf of NHE in connection with the Management Agreement dated March 18, 1993 between NHE and the Company, I hereby transfer to you Options (the "Transferred Options") for the purchase of 5,000 shares of the Company's Common Stock. The terms and conditions of the Transferred Options shall be identical to the terms and conditions set forth in the Letter of Grant except as follows:

                    1. The vesting dates for the Transferred Options shall be spread among the vesting dates and events set forth in Section 3 of the Letter of Grant as follows:

         Number of Shares       Vesting Date or Event:
         ----------------       ----------------------

         850 Completion of first fiscal quarter in which the Company has Profits

         850 Completion of the first fiscal year in which the Company has Profits

         850 Completion of the first fiscal year in which the Company has Profits exceeding $350,000

         850 Completion of the first fiscal year in which the Company has Profits exceeding $750,000

         1,600 Completion of the first fiscal year in which the Company has Profits exceeding $1,000,000

                    2. The limited transfer right set forth in Section 4 of the Letter of Grant is not available to you.

                    3. Any rights you may have under the Transferred Options shall terminate, and the Transferred Options shall once again be exercisable (if at all) solely by me, within 90 days after you cease performing substantial services for or on behalf of the Company, provided that your rights under the Transferred Options shall terminate immediately if the cessation is for cause, and further provided that this clause shall not extend the exercise period set forth in the Letter of Grant.

                    4. You acknowledge that the Company has advised you that all transactions associated with the Transferred Options have complex and material tax consequences, the effect of which can vary according to your personal circumstances, and that the Company has advised you to obtain independent tax advice as to all matters relating to the Transferred Options.

                    5. You acknowledge and agree to all of the terms and conditions of the attached Letter of Grant, as Modified by the above terms and conditions. You acknowledge in particular Section 8(a) of the attached Letter of Grant, and acknowledge and agree that any right to acquire shares hereunder shall be void unless the requested issuance of shares in connection with any proposed acquisition complies with all applicable laws and regulations.

                    6. This Transfer shall be effective as of April 30, 1994.

                    Please indicate your acknowledgment and acceptance of the foregoing by executing this letter in the space indicated below.


                                             Sincerely,



                                              /s/ Alan S. Cohn
                                             ---------------------------
                                             Alan S. Cohn

Acknowledged and accepted:


 /s/ Neal Kempler
-------------------------
Neal Kempler

                               STOCK OPTION GRANT


March 18, 1993


National Health Enterprises, Inc.
11460 Cronridge Drive
Suite 120
Owings Mills, Maryland 21117
Attention: President

                  Re:     Avesis Incorporated - Options to Acquire Common Stock

Ladies and Gentlemen:

                  This is to confirm the grant to National Health Enterprises, Inc. by Avesis Incorporated, a Delaware corporation (the "Company"), of options to acquire shares of the Company's Common Stock, subject to the following terms and conditions:

         1. Grant of Options: Effective Date. The Company grants to you options to acquire from the Company an aggregate of 4,400,000 shares of the Common Stock, $.01 par value, of the Company (the "Shares"). Each option shall be exercisable for the purchase of one Share. This grant is effective as of the date set forth above (the "Effective Date of Grant").

         2. Purchase Price. The purchase price for each Share that may be acquired upon the exercise of an option shall be determined according to the following table:


                    Options which become
               exercisable for the first time
               during the year ended March 18,                 Exercise Price
               -------------------------------                 --------------
                             1994                                        $.40
                             1995                                       $.432
                             1996                                       $.467
                             1997                                       $.504
                             1998                                       $.544
                             1999                                       $.588
                             2000                                       $.635
                             2001                                       $.686
                             2002                                       $.740
                             2003                                        $.80

                    The purchase price of a Share shall not increase after the year in which such Share may first be purchased.

         3. Exercise Term. Subject to Section 5 herein, the Shares may be purchased at any time after the respective vesting dates or events set forth below and on or prior to March 18, 2003:

           Number of Shares     Vesting Date or Event:
           ----------------     ----------------------

           1,400,000            March 18, 1993

           500,000 Completion of first fiscal quarter in which the Company has Profits

           500,000 Completion of the first fiscal year in which the Company has Profits

           500,000 Completion of the first fiscal year in which the Company has Profits exceeding $350,000

           500,000 Completion of the first fiscal year in which the Company has Profits exceeding $750,000

           1,000,000            Completion of the first fiscal year in which the
                                Company has Profits exceeding $1,000,000


                    More than one condition of vesting may be satisfied at the same time.

                    "Profits" of the Company in any fiscal period shall mean the Company's pretax operating profit during such period as determined in accordance with generally accepted accounting principles ("GAAP") based on the Company's books and records, and excluding (i) any profit or loss from financial transactions; (ii) any charge for compensation expense relating to these or other stock options; (iii) one-time expenses incurred to achieve Knox-Keene compliance; (iv) one-time expenses incurred in transferring computer processing to an outside vendor; (v) severance packages payable to employees terminated during 1993 (unless hired on the recommendation of NHE); and (vi) one-time lease settlement charges.

         4. Non-Transferability, The options shall not be transferable except to employees or affiliates of National Health Enterprises, Inc. performing substantial services for or on behalf of the Company or to employees of the Company in transactions complying with applicable state and federal securities laws.

         5. Vesting Requirements. (a) Except as provided in Section 5(c), options can become exercisable only during the period that National Health Enterprises, Inc. is retained to perform management services for the Company.

                    (b) Once exercisable, in accordance with the terms hereof, options shall remain exercisable until March 18, 2003 except that exercisable options shall terminate 120 days after the date (if any) that the Company terminates National Health Enterprises, Inc.'s management services agreement for cause (as defined therein) or the date that National Health Enterprises, Inc. terminates such agreement in violation of the terms thereof.

                    (c) Notwithstanding Section 5(a), if the Company terminates National Health Enterprises, Inc.'s management services agreement without cause (as defined therein), the options shall continue to become exercisable after such termination if and to the extent that the targets set forth in Section 3 are met and subject to the other terms and conditions set forth herein.

         6. Manner of Exercise. You may exercise options only by giving the Company written notice by certified mail, with return receipt requested, postage prepaid, at the following address, of your intent to exercise the options, including in such notice the number of Shares that you intend to acquire and the full consideration therefor in cash:

                               Avesis Incorporated
                             4201 North 24th Street
                                    Suite 300
                             Phoenix, Arizona 85016

         7. Reorganizations, Etc. If the outstanding shares of the Common Stock are increased or decreased, or are changed into or exchanged for a different number or kind of shares or securities, as a result of one or more stock splits, reverse stock splits, stock dividends, spin-offs, spin-outs or other distributions of assets to shareholders, or assumption and conversion of outstanding grants due to an acquisition or the like, appropriate adjustments shall be made with respect to the options and/or the number and/or type of Shares for which the options may thereafter be exercised.

          8.        Restrictions on Shares.

          (a) Shares shall not be issued unless the issuance and delivery thereof shall comply with all relevant provisions of law including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, any applicable state securities or "Blue Sky" law or laws, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

          (b) Unless the Shares shall have been registered with the Securities and Exchange Commission pursuant to Section 5 of the Securities Act of 1933, as amended, you represent and agree that the Shares will be acquired for investment and not for resale or distribution. Upon exercise of any portion of an option, the person entitled to exercise the same shall upon request of the Company furnish evidence satisfactory to the Company (including a written and signed representation) to the effect that the Shares are being acquired in good faith for investment and not for resale or distribution. The certificates representing the Shares may bear a legend referencing applicable transfer restrictions.

           (c) No transfer of any Shares will be permitted by the Company unless any request for transfer is accompanied by evidence satisfactory to the Company that the proposed transfer will not result in a violation of any applicable law, rule or regulation, whether federal or state, including in the discretion of the Company an opinion of counsel reasonably acceptable to the Company.

           9. Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise of options. The value of any fractional share subject to an option shall be paid in cash in connection with the exercise that results in all full shares subject to the options having been exercised.

           10. Miscellaneous. You will have no rights as a shareholder with respect to the Shares until the exercise of the options and payment of the full purchase price therefor in accordance with the terms of this Letter of Grant. Nothing herein shall impose any obligation on the Company or any parent or subsidiary of the Company with respect to your continued retention to perform management services for the Company or any parent or subsidiary of the Company.

           11. Governing Law. This Letter of Grant shall be subject to and construed and enforced in accordance with the laws of the State of Arizona.

           12. Withholding. You hereby authorize the Company to withhold in accordance with applicable law from any compensation otherwise payable to you any amounts required to be withheld by federal, state or local law as a result of this option.

                    Please execute the Acceptance on the enclosed copy of this Letter of Grant, date your signature and return such copy to the Company.

                                              AVESIS INCORPORATED


                                              By:    /s/ William R. Cohen
                                                ---------------------------
                                               Its: Chairman

                                   ACCEPTANCE
                                   ----------


                    The   undersigned   National   Health   Enterprises,    Inc.
understands, acknowledges and agrees to the terms and conditions of the options granted pursuant to this Letter of Grant.


                                             NATIONAL HEALTH ENTERPRISES,
                                             INC.


                                             By:    /s/ Kenneth L. Blum, Jr.
                                                -------------------------------
                                                Its: President

                                             Date:     March 18, 1993

EXHIBIT 3

                        NATIONAL HEALTH ENTERPRISES INC.
                              11460 Cronridge Drive
                                    Suite 120
                          Owings Mills, Maryland 21117

Mr. Neal Kempler
c/o National Health Enterprises
11460 Cronridge Drive
Suite 120
Owings Mills, Maryland 21117

                    re: Option Transfer

Dear Neal:

                    Pursuant to a Stock Option Grant (the "Grant Letter") dated March 18, 1993, National Health Enterprises Inc., a Maryland corporation ("NHE") acquired options (the "Options") to purchase up to 4,400,000 shares of the Common Stock of Avesis Incorporated, a Delaware corporation (the "Company") subject to the terms and conditions set forth in the Grant Letter. A copy of the Grant Letter is attached hereto.

                    Pursuant to Section 4 of the Grant Letter, and in consideration for services performed and to be performed on behalf of NHE in connection with the Management Agreement dated March 18, 1993 between NHE and the Company, NHE hereby transfers to you Options (the "Transferred Options") for the purchase of 50,000 shares of the Company's Common Stock. The terms and conditions of the Transferred Options shall be identical to the terms and conditions set forth in the Letter of Grant except as follows:

                    1. The vesting dates for the Transferred Options shall be spread among the vesting dates and events set forth in Section 3 of the Letter of Grant as follows:

        Number of Shares        Vesting Date or Event:
        ----------------        ----------------------

        8,334 Completion of first fiscal quarter in which the Company has Profits

        8,333 Completion of the first fiscal year in which the Company has Profits

        8,333 Completion of the first fiscal year in which the Company has Profits exceeding $350,000

        8,333 Completion of the first fiscal year in which the Company has Profits exceeding $750,000

        16,667 Completion of the first fiscal year in which the Company has Profits exceeding $1,000,000


                    2. The limited transfer right set forth in Section 4 of the Letter of Grant is not available to you.

                    3. Any rights you may have under the Transferred Options shall terminate, and the Transferred Options shall once again be exercisable (if at all) solely by NHE, within 90 days after you cease performing substantial services for or on behalf of the Company, provided that your rights under the Transferred Options shall terminate immediately if the cessation is for cause, and further provided that this clause shall not extend the exercise period set forth in the Letter of Grant.

                    4. You acknowledge that the Company has advised you that all transactions associated with the Transferred Options have complex and material tax consequences, the effect of which can vary according to your personal circumstances, and that the Company has advised you to obtain independent tax advice as to all matters relating to the Transferred Options.

                    5. You acknowledge and agree to all of the terms and conditions of the attached Letter of Grant, as modified by the above terms and conditions.

                    6. This Transfer shall be effective as of March 31, 1993.

                    Please indicate your acknowledgment and acceptance of the foregoing by executing this letter in the space indicated below.


                                         Sincerely,

                                         NATIONAL HEALTH ENTERPRISES, INC.

                                          /s/ Kenneth L. Blum, Jr.
                                         ------------------------------------
                                              Kenneth L. Blum, Jr., President

Acknowledged and accepted:


 /s/ Neal Kempler
-------------------------
Neal Kempler

                               STOCK OPTION GRANT


March 18, 1993


National Health Enterprises, Inc.
11460 Cronridge Drive
Suite 120
Owings Mills, Maryland 21117
Attention: President

                  Re:     Avesis Incorporated - Options to Acquire Common Stock

Ladies and Gentlemen:

                  This is to confirm the grant to National Health Enterprises, Inc. by Avesis Incorporated, a Delaware corporation (the "Company"), of options to acquire shares of the Company's Common Stock, subject to the following terms and conditions:

         1. Grant of Options: Effective Date. The Company grants to you options to acquire from the Company an aggregate of 4,400,000 shares of the Common Stock, $.01 par value, of the Company (the "Shares"). Each option shall be exercisable for the purchase of one Share. This grant is effective as of the date set forth above (the "Effective Date of Grant").

         2. Purchase Price. The purchase price for each Share that may be acquired upon the exercise of an option shall be determined according to the following table:


                    Options which become
              exercisable for the first time
              during the year ended March 18,                 Exercise Price
              -------------------------------                 --------------
                            1994                                        $.40
                            1995                                       $.432
                            1996                                       $.467
                            1997                                       $.504
                            1998                                       $.544
                            1999                                       $.588
                            2000                                       $.635
                            2001                                       $.686
                            2002                                       $.740
                            2003                                        $.80

                    The purchase price of a Share shall not increase after the year in which such Share may first be purchased.

         3. Exercise Term. Subject to Section 5 herein, the Shares may be purchased at any time after the respective vesting dates or events set forth below and on or prior to March 18, 2003:

          Number of Shares      Vesting Date or Event:
          ----------------      ----------------------

          1,400,000             March 18, 1993

          500,000 Completion of first fiscal quarter in which the Company has Profits

          500,000 Completion of the first fiscal year in which the Company has Profits

          500,000 Completion of the first fiscal year in which the Company has Profits exceeding $350,000

          500,000 Completion of the first fiscal year in which the Company has Profits exceeding $750,000

          1,000,000             Completion of the first fiscal year in which the
                                Company has Profits exceeding $1,000,000


                    More than one condition of vesting may be satisfied at the same time.

                  "Profits" of the Company in any fiscal period shall mean the Company's pretax operating profit during such period as determined in accordance with generally accepted accounting principles ("GAAP") based on the Company's books and records, and excluding (i) any profit or loss from financial transactions; (ii) any charge for compensation expense relating to these or other stock options; (iii) one-time expenses incurred to achieve Knox-Keene compliance; (iv) one-time expenses incurred in transferring computer processing to an outside vendor; (v) severance packages payable to employees terminated during 1993 (unless hired on the recommendation of NHE); and (vi) one-time lease settlement charges.

          4. Non-Transferability, The options shall not be transferable except to employees or affiliates of National Health Enterprises, Inc. performing substantial services for or on behalf of the Company or to employees of the Company in transactions complying with applicable state and federal securities laws.

          5. Vesting Requirements. (a) Except as provided in Section 5(c), options can become exercisable only during the period that National Health Enterprises, Inc. is retained to perform management services for the Company.

                    (b) Once exercisable, in accordance with the terms hereof, options shall remain exercisable until March 18, 2003 except that exercisable options shall terminate 120 days after the date (if any) that the Company terminates National Health Enterprises, Inc.'s management services agreement for cause (as defined therein) or the date that National Health Enterprises, Inc. terminates such agreement in violation of the terms thereof.

                    (c) Notwithstanding Section 5(a), if the Company terminates National Health Enterprises, Inc.'s management services agreement without cause (as defined therein), the options shall continue to become exercisable after such termination if and to the extent that the targets set forth in Section 3 are met and subject to the other terms and conditions set forth herein.

           6. Manner of Exercise. You may exercise options only by giving the Company written notice by certified mail, with return receipt requested, postage prepaid, at the following address, of your intent to exercise the options, including in such notice the number of Shares that you intend to acquire and the full consideration therefor in cash:

                               Avesis Incorporated
                             4201 North 24th Street
                                    Suite 300
                             Phoenix, Arizona 85016

           7. Reorganizations, Etc. If the outstanding shares of the Common Stock are increased or decreased, or are changed into or exchanged for a different number or kind of shares or securities, as a result of one or more stock splits, reverse stock splits, stock dividends, spin-offs, spin-outs or other distributions of assets to shareholders, or assumption and conversion of outstanding grants due to an acquisition or the like, appropriate adjustments shall be made with respect to the options and/or the number and/or type of Shares for which the options may thereafter be exercised.

           8.       Restrictions on Shares.

           (a) Shares shall not be issued unless the issuance and delivery thereof shall comply with all relevant provisions of law including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, any applicable state securities or "Blue Sky" law or laws, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

           (b) Unless the Shares shall have been registered with the Securities and Exchange Commission pursuant to Section 5 of the Securities Act of 1933, as amended, you represent and agree that the Shares will be acquired for investment and not for resale or distribution. Upon exercise of any portion of an option, the person entitled to exercise the same shall upon request of the Company furnish evidence satisfactory to the Company (including a written and signed representation) to the effect that the Shares are being acquired in good faith for investment and not for resale or distribution. The certificates representing the Shares may bear a legend referencing applicable transfer restrictions.

           (c) No transfer of any Shares will be permitted by the Company unless any request for transfer is accompanied by evidence satisfactory to the Company that the proposed transfer will not result in a violation of any applicable law, rule or regulation, whether federal or state, including in the discretion of the Company an opinion of counsel reasonably acceptable to the Company.

           9. Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise of options. The value of any fractional share subject to an option shall be paid in cash in connection with the exercise that results in all full shares subject to the options having been exercised.

           10. Miscellaneous. You will have no rights as a shareholder with respect to the Shares until the exercise of the options and payment of the full purchase price therefor in accordance with the terms of this Letter of Grant. Nothing herein shall impose any obligation on the Company or any parent or subsidiary of the Company with respect to your continued retention to perform management services for the Company or any parent or subsidiary of the Company.

           11. Governing Law. This Letter of Grant shall be subject to and construed and enforced in accordance with the laws of the State of Arizona.

           12. Withholding. You hereby authorize the Company to withhold in accordance with applicable law from any compensation otherwise payable to you any amounts required to be withheld by federal, state or local law as a result of this option.

                    Please execute the Acceptance on the enclosed copy of this Letter of Grant, date your signature and return such copy to the Company.

                                             AVESIS INCORPORATED


                                             By:    /s/ William R. Cohen
                                               ---------------------------
                                              Its: Chairman

                                   ACCEPTANCE
                                   ----------


                    The   undersigned   National   Health   Enterprises,    Inc.
understands, acknowledges and agrees to the terms and conditions of the options granted pursuant to this Letter of Grant.


                                          NATIONAL HEALTH ENTERPRISES,
                                          INC.


                                          By:    /s/ Kenneth L. Blum, Jr.
                                             -------------------------------
                                             Its: President

                                          Date:     March 18, 1993